Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is an article that was published on Richmondbizsense.com on October 23, 2020.

CarLotz to go public with Nasdaq listing and $300M capital raise

By Michael Schwartz

Move over, CarMax. Richmond will soon be home to a second publicly traded used car retailer.

CarLotz, the nearly 10-year-old Manchester-based vehicle consignment business, is preparing for a public stock listing on Nasdaq later this year in a deal that will fill its tank with more than $300 million in capital to fuel a nationwide expansion.

“We’ve been growing since 2011, we’ve been growing this quickly … and it was time to raise more capital to make a greater leap forward,” said CarLotz co-founder and CEO Michael Bor. “We’ve decided to go take a giant leap forward.”

The firm, which currently has eight locations and online sales, is going public with the help of a special purpose acquisition company. SPACs are shell companies formed to pool capital through an IPO. They then sit on the cash, retain the public stock listing and find a private company to combine with.

The increasingly popular method of going public is seen as more expedient and efficient than the traditional IPO process.

CarLotz, with the help of Deutsche Bank and Barclays, is being paired with Acamar Partners Acquisition Corp., a Miami, Florida-based SPAC that was formed in 2018 and went public with a $300 million IPO in 2019.

The combination is expected to close in the fourth quarter, at which time CarLotz will effectively take over Acamar’s public listing on Nasdaq with the new ticker symbol “LOTZ.” Bor said the discussions about a SPAC deal began several months ago and moved quickly.

Combined with Acamar’s existing capital pool and an additional $125 million coming from an investor group that includes former General Motors CEO Rick Wagoner, CarLotz expects to come out of the deal with $321 million to put toward its growth plan.

“Our plan is to add three to four locations per quarter over the next several years,” Bor said.

Its current stores consist of two in Richmond, and one each in Chesapeake, Greensboro, Charlotte, Tampa, Chicago and San Antonio.

CarLotz was founded on the idea of appealing to car owners who want to sell a used vehicle without the hassle of listing it on Craigslist or the financial hit of trading it in to a dealer. Sellers pay CarLotz an upfront fee of $299 to prep the vehicle and list it for sale. Once it’s sold, the company takes a $799 “success fee” from the proceeds, the rest of which go to the seller.

The company sold more than 6,000 vehicles last year and expects revenue of $110 million this year. It has 125 employees and has consistently been among the fastest growing in Richmond, in the state and nationally. It routinely has earned a spot on the Inc. 5000 and the RVA 25.

The deal with Acamar dwarfs CarLotz’s previous capital raises that total $35 million, the largest of which was $30 million in 2017.

CarLotz and Acamar announced the deal Thursday after it was reported by Reuters on Wednesday. Reuters noted that CarLotz would be the third U.S. car seller to go public this year, following Vroom and Shift Technologies. Carvana, a frontrunner of online vehicle sales, has seen its stock spike upward in recent months, making its founders billionaires.

CarLotz also will have a homegrown competitor in CarMax, the Goochland-based used car giant with 225 locations nationwide.

Bor said the SPAC deal is fueled at least in part by the demand from investors for used car companies trying to innovate within the massive industry.

“The used vehicle market is a trillion-dollar market. It’s very fragmented. The top 100 dealers only represent 6 percent of the market,” he said.

Bor, who will stay on as CEO of CarLotz once it goes public, said the deal is more about the capital raise than allowing early investors to cash out. The company said in an investor slideshow that 96 percent of its current stockholders will roll their shares over into the newly listed company, in exchange for a 5-year earn-out.

Nearly 10 years in, the Nasdaq listing is perhaps the most noteworthy mile marker reached by CarLotz and Bor, who left a career at Richmond-based investment banking giant Harris Williams & Co. to start the company in 2011 with co-founders Will Boland and Aaron Montgomery.

“I left Harris Williams with two ideas I wanted to chase. This was one of them,” Bor said. “This was an 80-page business plan 10 years ago.”

While that business plan may have eventually envisioned an IPO, Bor said getting to this point has left him somewhat speechless.

“I’m not even sure words can describe the process. It’s been the most thrilling and stressful and fun thing I’ve ever done,” Bor said. “This has been an absolute thrill ride and it’s kind of still in the first inning. Now we have to go and grow this business and turn it into a national brand.”

Montgomery and Boland left CarLotz last year and both remain members of its board of directors and are acting as advisers to the company, Bor said. Montgomery is now chief strategy officer at credit card startup Mission Lane, according to his LinkedIn page.

As for the second of Bor’s two business ideas from 10 years ago, he said he’s keeping that one locked in the trunk never to see the light of day.

“It’s embarrassingly bad,” he said with a chuckle.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of Acamar Partners, a prospectus of Acamar Partners and a consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.